Exhibit 21.1

List of Principal Subsidiaries of Aigo Holding Limited

Subsidiary	Jurisdiction
Sanmu Express Limited	Hong Kong
Aigostar B.V.	Netherlands
Aigotech Onsynk SL	Spain
Alpha Aigostar SL	Spain
Imperial Nobleza SL	Spain
AIGOSTAR SP. ZO.O	Poland
AIGOSTAR INC	United States
Aigostar International Limited	United Kingdom
Aigostar GmbH	Germany
AIGOITALIA S.R.L	Italy
GENERAL HOUSE S.R.L	Italy
ITALIA MARKET S.R.L	Italy
AIGOSTAR IMPORT EXPORT UNIPESSOAL LDA	Portugal
ARTE LIGHT S.R.L.	Italy
EURO PET S.R.L.	Italy
Arteconfort Hoteles S.L.	Spain
AIGOSTAR SARL	France
TAYLORTECH INC	United States
FUZHOU AIGOSTAR OPTOELECTRONICS CO., LTD.	PRC
Fuzhou Infinite Information Technology Co., Ltd.	PRC